Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

24 July 2015

PRIMA BIOMED RAISES A$10M THROUGH SHARE PURCHASE PLAN

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”), announces that it has successfully raised A$10M via a Share Purchase Plan (SPP). The proceeds from the SPP will be used to fund the Company’s IMP321 clinical trial program.

As announced on Tuesday 7 July 2015, the SPP allowed eligible shareholders to subscribe for up to A$15,000 worth of new shares at 5.0 cents per share. Due to overwhelming shareholder demand, the Board exercised its right to increase the amount raised under the SPP from A$5M to A$10M.

Prima advises that applications exceeding A$10M have now been received and that the SPP is closed to new applications. Under the terms of the SPP, applications received over and above the A$10M will be scaled back on a “first in, first served” basis and be immediately refunded by cheque.

Prima BioMed Chief Executive Officer, Marc Voigt said “It is very gratifying that our shareholders have been so supportive. Together with the Ridgeback funding, which will be voted on at our EGM on 31 July and which is essential for initiating our two clinical trials for IMP321 this year, the proceeds from the SPP gives us funding certainty to the end of 2016.”

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s original product, called CVac, is an ex vivo dendritic cell priming therapy that in May 2015 yielded favourable Phase II data in second remission ovarian cancer patients. Prima is currently seeking partners for further development of this therapy. Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is soluble LAG-3, is a T cell immunostimulatory factor for cancer chemoimmunotherapy which has completed early Phase II trials. A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian Stock Exchange and on NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

Prima BioMed Ltd:

Stuart Roberts

+61 (0) 447 247 909; stuart.roberts@primabiomed.com.au

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au    ABN: 90 009 237 889